SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of December 2010

List of Exhibits:

1. Press Release entitled “Managing Director of Case Construction Machinery Shanghai Receives White Magnolia Award”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

December 20, 2010

Press Release

Managing Director of Case Construction Machinery Shanghai Receives White Magnolia Award

SHANGHAI, China - (December 17th, 2010) – Howard Dale, Managing Director of Case Construction Machinery Shanghai Co Ltd (CCMS), received today the White Magnolia Award from Li Ming-Jun, Director for Foreign Business of Shanghai City, at a ceremony held in the Xijiao State Guest Hotel. This prestigious award is one of the top honors presented by the Shanghai Municipal Government to foreign business people and wholly owned foreign enterprises in recognition for their contribution to the city’s economic performance, international relations, business environment, management standards and community development.

“It is a great honor and privilege to accept the prestigious White Magnolia Award,” said Howard Dale. “The white magnolia, Shanghai’s flower, symbolizes the city’s pioneering and entrepreneurial spirit, which powered its remarkable growth in the past decade. This award also recognizes our company’s contribution to the city of Shanghai and China. For this, I would like to express my personal appreciation for the unfailing support of all CCMS employees.”

Established in 1999 as a wholly owned foreign enterprise, CCMS is part of CNH Global NV, a world leading equipment manufacturer belonging to the Fiat Group. Case opened the local market for compact construction equipment and went on to lead the Chinese backhoe loader and skid steer loader markets. In addition to holding these leadership positions, Case holds a strong presence in the emergency utility, oil field, and road and bridge industry sectors. The brand also introduced its successful CX Excavator range into the Chinese market, where it has been very well received. With its strong focus on after sales parts and service, Case supports its customers throughout the territory with a network of 108 outlets and a fleet of over 300 sales and service vehicles, creating more than 1,100 jobs through its nationwide distribution network.

“CNH strongly believes in the great potential of the Chinese market and since our establishment in 1999 we have invested heavily in building and developing business for our Case brand in this country. With the support of the Fiat Group and the considerable resources available to CNH Global and CNH International, we are committed to maintaining the growth of our business in China, and to continuing to contribute to Shanghai’s economic performance,” added Howard Dale.

Howard Dale is located in the Waigaoqiao Free Trade Zone, Pudong, at CNH’s Asia Pacific regional hub for Construction Equipment.

[end]

Note to the Editor:

CNH International is the company, within CNH Global, responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International Press Contact:

e-mail: international.ce.media@cnh.com

phone: +39 011 0086346